Exhibit 99.1

Scorpio Tankers Inc. Announces 16 Newbuilding Agreements and $525 Million in Commitments to the 2013 Credit Facility

MONACO--(Marketwired - May 30, 2013) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") announced today that it has reached agreements with five shipyards in Korea to construct 16 newbuilding vessels consisting of eight LR2, four MR, and four Handymax ice class-1A product tankers.  In addition, the Company announced that syndication of the Company’s previously announced $267 million Credit Facility has been heavily over-subscribed resulting in an increase of the overall commitments received from new and existing financial institutions to $525 million.

Emanuele Lauro, chief executive officer and chairman of the board, commented, "These 16 orders for fuel efficient vessels, and, as significantly, the over-subscription of our 2013 credit facility, have solidified our unique position in front of an improving cycle in product tankers. We are pleased that our shareholders and lenders alike are showing their support of our strategy.

"Furthermore, we are observing attenuated capacity at quality shipyards, meaning that prices have moved up 8-12% and expected deliveries for new orders are moving beyond 2015. Under these circumstances, we have no plans for further newbuilding contracts."

Newbuilding Vessels

LR2 Newbuildings

The Company reached agreements to construct eight, 114,000 dwt, LR2 product tankers for approximately $52.0 million each, consisting of four at Samsung Heavy Industries Co., Ltd. (“SHI”), two at Hyundai Samho Heavy Industries Co., Ltd. (“HSHI”), and two at Daewoo Shipbuilding and Marine Engineering Co., Ltd. (“DSME”).  These vessels are scheduled to be delivered in the first and second quarters of 2015.

MR Newbuildings

The Company reached an agreement with SPP Shipbuilding Co., Ltd. of South Korea (“SPP”) to construct four 52,000 dwt MR product tankers for approximately $32.5 million each.  These vessels are scheduled to be delivered in the first and second quarters of 2015.

Handymax Ice Class-1A Newbuildings

The Company reached an agreement with Hyundai Mipo Dockyard Co., Ltd. of South Korea ("HMD") to construct four Handymax ice class-1A (37,000 dwt) product tankers for approximately $31.6 million each.  These vessels are scheduled to be delivered in the third quarter of 2014.

Newbuilding Program Summary

The Company currently has a total of 54 newbuilding product tanker agreements, which include 26 MR, 16 LR2 and 12 Handymax ice class-1A vessels, at HMD, SPP, HSHI, DSME and SHI.  Four of the newbuildings are expected to be delivered to the Company by September 2013, 38 within 2014 and the remaining 12 in the first half of 2015.

The estimated future payment dates and amounts for these vessels are as follows*:

Q2 2013	$197.3	million**
Q3 2013	176.7	million
Q4 2013	167.3	million
Q1 2014	100.4	million
Q2 2014	320.3	million
Q3 2014	377.0	million
Q4 2014	288.7	million
Q1 2015	207.5	million
Q2 2015	144.0	million
Total	$1,979.2	million

*These are estimates only and are subject to change as construction progresses.
**$137.4 million has been paid as of the date of this press release.

2013 Credit Facility Commitment Letter Update

All of the existing lenders in the 2013 Credit Facility have increased their commitments and additional financial institutions have agreed to participate, resulting in an upsizing of the Facility and an increase of overall commitments to $525 million from $267 million.  The terms of the loan remain unchanged and the closing of the loan remains subject to usual and customary conditions precedent, including negotiation and execution of final documentation.

Time Charter-In Update

The Company agreed to time charter-in an MR product tanker, (49,999 dwt, 2010 built) for one year at approximately $14,150 per day. This vessel was delivered to the Company on May 20, 2013.

The Company also agreed to extend the time charters on two Handymax vessels that are currently time chartered-in, each for ten months at $12,800 per day beginning in June and July 2013, respectively. We have options to extend each charter for an additional year at $13,650 per day.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 15 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, eight MR tankers, and one post-Panamax tanker) with an average age of 4.4 years, time charters-in 25 product tankers (seven LR2, three LR1, eight MR and seven Handymax tankers), and has contracted for 54 newbuilding product tankers  (26 MR, 16 LR2 and 12 Handymax ice class-1A vessels), four of which are expected to be delivered to the Company by September 2013, 38 within 2014 and the remaining 12 by the second quarter of 2015. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616